Filed Pursuant to Rule 433

Registration No. 333-251482

May 10, 2021

Free Writing Prospectus

(To Prospectus dated December 22, 2020 and

Preliminary Prospectus Supplement Dated May 10, 2021)

United States Cellular Corporation

5.500% Senior Notes due 2070

Pricing Term Sheet

Issuer:	United States Cellular Corporation

Expected Ratings (Moody’s / S&P / Fitch)*:	Ba1 / BB / BB+

Security:	5.500% Senior Notes due 2070

Principal Amount:	$500,000,000

Over-Allotment Option:	None

Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	May 10, 2021

Settlement Date**:	May 17, 2021 (T+5)

Maturity Date:	June 1, 2070

Coupon:	5.500%

Interest Payment Dates:	March 1, June 1, September 1 and December 1, commencing September 1, 2021

Price to Public:	$25.00 per note

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part, at any time on and after June 1, 2026 at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest to, but not including, the redemption date.

Listing:	The Issuer intends to apply to list the Notes on the New York Stock Exchange under the symbol “UZF” and, if the application is approved, expects trading in the Notes on the New York Stock Exchange to begin within 30 days after the Settlement Date.

CUSIP/ISIN:	911684 884 / US9116848840

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC CIBC World Markets Corp. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**It is expected that delivery of the Notes will be made on or about May 17, 2021, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on the date hereof or the next two succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date hereof or the next two succeeding business days should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc., toll-free at 1-800-294-1322 or email dg.prospectus_requests@bofa.com; or Citigroup Global Markets Inc., toll-free at 1-800-831-9146 or prospectus@citi.com; or Morgan Stanley & Co. LLC, toll-free at 1-800-584-6837; RBC Capital Markets, LLC, toll-free at 1-866-375-6829 or email rbcnyfixedincomeprospectus@rbccm.com; UBS Securities LLC, toll-free at 1-888-827-7275; or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751 or email wfscustomerservice@wellsfargo.com.